LOAN AUTOMATIC, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD ENDING DECEMBER 31,2023

LOAN AUTOMATIC, LLC

CONTENTS

Financial Statements

LOAN AUTOMATIC, LLC

BALANCE SHEET

	December 31, 2023
ASSETS	
Current assets:	
Cash	$ 1,124,028
Accounts receivable	6,360
Prepaid expenses	56,926
Total current assets	1,187,314
Intangible assets:	
Internally developed software	1,846,015
Other Assets:	
Security Deposit	900
Total assets	$ 3,034,229
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Accounts payable	$ 47,728
Accrued expenses	77,777
Advance from Stakeholders	683,934
Total current liabilities	809,439
Long-Term Liabilities:	
Simple agreement for future equity	1,785,238
Notes payable	200,000
Total long-term Liabilities	1,985,238
Total Liabilities	2,794,677
Members' equity	#REF!
Total liabilities and members' deficit	#REF!

LOAN AUTOMATIC, LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2023
Ancillary Products	$ 8,106
Subscription Fee	110,909
Pass-Through Fee	48,033
Transaction fee income	$ 167,048
Operating expenses	
Selling, general and administrative expenses	204,182
Net Loss	$ (37,134)